UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Integrated Device Technology, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

458118106
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 458118106

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,253,224
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,253,224
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,253,224
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 458118106

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,907,974
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,907,974
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,907,974
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 458118106

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,150,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,150,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 458118106

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,150,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,150,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 458118106

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,150,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,150,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 458118106

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,150,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,150,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 458118106

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,150,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 458118106

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,150,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 458118106

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,150,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 458118106

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund and Starboard LLC and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 7,253,224 Shares beneficially owned by Starboard V&O Fund is approximately $46,970,578 excluding brokerage commissions.  The aggregate purchase price of the 1,907,974 Shares beneficially owned by Starboard LLC is approximately $12,442,641, excluding brokerage commissions.  The aggregate purchase price of the 2,988,802 Shares held in the Starboard Value LP Account is approximately $19,502,880, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Since the filing of the initial Schedule 13D, the Reporting Persons have engaged, and expect to continue to engage, in communications with management and the Board of the Issuer regarding certain items involving the Issuer, including, but not limited to: (i) the Issuer’s operating performance; (ii) the Issuer’s record of capital allocation and acquisitions; and (iii) the Issuer’s recently announced acquisition of PLX Technology, Inc.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 142,271,904 Shares outstanding, as of April 30, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 21, 2012.

A.	Starboard V&O Fund

(a)	As of the close of business on May 31, 2012, Starboard V&O Fund beneficially owned 7,253,224 Shares.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 7,253,224
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,253,224
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 458118106

B.	Starboard LLC

(a)	As of the close of business on May 31, 2012, Starboard LLC beneficially owned 1,907,974 Shares.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 1,907,974
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,907,974
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard LLC since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Starboard Value LP

(a)
As of the close of business on May 31, 2012, 2,988,802 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund and the Manager of Starboard LLC, may be deemed the beneficial owner of the (i) 7,253,224 Shares owned by Starboard V&O Fund and (ii) 1,907,974 Shares owned by Starboard LLC.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 12,150,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,150,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund and Starboard LLC since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 7,253,224 Shares owned by Starboard V&O Fund, (ii) 1,907,974 Shares owned by Starboard LLC and (iii) 2,988,802 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 12,150,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,150,000
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 458118106

E.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 7,253,224 Shares owned by Starboard V&O Fund, (ii) 1,907,974 Shares owned by Starboard LLC and (iii) 2,988,802 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 12,150,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,150,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 7,253,224 Shares owned by Starboard V&O Fund, (ii) 1,907,974 Shares owned by Starboard LLC and (iii) 2,988,802 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 12,150,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,150,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 7,253,224 Shares owned by Starboard V&O Fund, (ii) 1,907,974 Shares owned by Starboard LLC and (iii) 2,988,802 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,150,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,150,000

CUSIP NO. 458118106

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 458118106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 31, 2012

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

CUSIP NO. 458118106

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

33,727	6.4681	04/24/2012
149,573	6.6557	04/26/2012
30,550	6.6123	04/27/2012
190,800	5.3446	05/24/2012
349,800	5.4111	05/24/2012
127,200	5.5021	05/25/2012
19,080	5.4967	05/25/2012
254,400	5.5087	05/29/2012
108,120	5.5641	05/29/2012
95,400	5.5567	05/29/2012
31,800	5.4727	05/30/2012
15,900	5.4990	05/30/2012
63,600	5.4717	05/30/2012
63,600	5.4539	05/30/2012
47,700	5.4550	05/30/2012
31,800	5.3867	05/31/2012
15,900	5.3524	05/31/2012
127,200	5.3800	05/31/2012
31,800	5.3774	05/31/2012
79,500	5.4637	05/31/2012

STARBOARD VALUE AND OPPORTUNITY S LLC

8,335	6.4681	04/24/2012
36,965	6.6557	04/26/2012
7,550	6.6123	04/27/2012
42,900	5.3446	05/24/2012
78,650	5.4111	05/24/2012
28,600	5.5021	05/25/2012
4,290	5.4967	05/25/2012
57,200	5.5087	05/29/2012
24,310	5.5641	05/29/2012
21,450	5.5567	05/29/2012
7,150	5.4727	05/30/2012
3,575	5.4990	05/30/2012
14,300	5.4717	05/30/2012
14,300	5.4539	05/30/2012
10,725	5.4550	05/30/2012
7,150	5.3867	05/31/2012
3,575	5.3524	05/31/2012
28,600	5.3800	05/31/2012
7,150	5.3774	05/31/2012
17,875	5.4637	05/31/2012

CUSIP NO. 458118106

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

13,138	6.4681	04/24/2012
58,262	6.6557	04/26/2012
11,900	6.6123	04/27/2012
66,300	5.3446	05/24/2012
121,550	5.4111	05/24/2012
44,200	5.5021	05/25/2012
6,630	5.4967	05/25/2012
88,400	5.5087	05/29/2012
37,570	5.5641	05/29/2012
33,150	5.5567	05/29/2012
11,050	5.4727	05/30/2012
5,525	5.4990	05/30/2012
22,100	5.4717	05/30/2012
22,100	5.4539	05/30/2012
16,575	5.4550	05/30/2012
11,050	5.3867	05/31/2012
5,525	5.3524	05/31/2012
44,200	5.3800	05/31/2012
11,050	5.3774	05/31/2012
27,625	5.4637	05/31/2012